SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

June 10, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Scott An deregg, Esq.
     Mail Stop 3561

Re:          Semper Flowers, Inc. (the “Company”)
  Amendment No. 1 to Form S-1 filed April 23, 2008
  File No.: 333-149158

Dear Mr. Anderegg:

By letter dated May 9, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

1.           We note that in your response letter in the paragraph above the attorney’s signature you have provided the company representations that we requested in our letter dared March 7, 2008.  However, the representations need to be made by the company by an authorized officer of the company.  Counsel cannot make the representations on your behalf. Please resubmit the representations executed by an authorized officer.

The Company advises the Staff that it understands that the representations will be required to be made by the Company itself.  Accordingly, they will be included in the Company’s request for acceleration at the appropriate time.

Risk Factors, page 3

Our working capital is limited…page 3

2.           We note your response to comment 6 in our letter dated March 7, 2008.  Please revise this risk factor to clarify that completing this offering will not address your working capital concerns since the company is not selling any securities in the offering

The Company has made revisions in accordance with the Staff’s comment.  See page 3 of the Registration Statement.

Description of Business, page 10

3.           We note your response to comment 8 in our letter dated March 7, 2008.  We reissue our comment. We note the following examples of qualitative and comparative statements requiring support:

•	“The floral industry is highly fragmented with the biggest floral firms holding a small fraction of the market.” Page 10;
•	“A majority of florist employ five employees or less.” Page 10;
•	“Imports, however, account for the majority of fresh flowers sold in the United States. Page 10; and
•	“Roughly four in ten consumers buy flowers at their local supermarket.” Page 11.

These are only examples, Please mark your furnished support or provide page references in your response to the sections you rely open for each specific statement. To the extent you are unable to provide support, please revise the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

The Company has deleted or modified these statements.

Management’s Discussion and Analysis, page 12

Results of Operations – Semper Flowers, Inc, page 14

4.           We reviewed your revision in response to comment 11 in our letter dated March 7, 2008.  As previously requested, please revise to provide a discussion of the results of operations of Semper Flowers, for the period from inception to December 31, 2007.  Such discussion should necessarily include a discussion of the revenues and expenses shown on your statement of operations for this period.  In this regard, you state that for the period ended December 31, 2007 your sales were zero; however, this is not consistent with your statement of operations.  Moreover, we note that you incurred significant with your mid legal and professional fees and we believe the nature of these costs should be discussed. In discussing your results of operatives, please provide the reader sonic context in terms of whether you expect your historical results to be Indicative of your future operating results and why or why not Refer to Item 303(a) of Regulation S-K.

The Company has updated the Management’s Discussion and Analysis for the period October 7, 2007 (inception) through December 31, 2007 to accurately reflect the revenue and expense for the period as well as to provide a discussion of the significant amounts contained in the respective expense categories.
The Company has provided updated disclosure indicating that the historical results of the Company may not be indicative of future operating results in accordance with Item 303(a) of Regulation S-K.  See page 14 of the Registration Statement.

Executive Officers and Directors, page 16

5.           We note your response to comment 16 in our letter dated March 7, 2008.  Please clarify the business experience of Mr. Marquez by describing the type of consulting he provides.

The Company has made revisions in accordance with the Staff’s comment.  See page 16 of the Registration Statement.

Report of Independent Registered Public Accounting Firm on the Financial Statements of Semper Flowers, Inc. page F-1

6.           We reviewed the revisions to the report in response to comment 21 in our letter dated March 7, 2008.  Please have your independent accountants further revise the language regarding internal controls iuc1uded in the scope paragraph of their report such that the language conforms more closely to the example report language provided in paragraph 88 of AU Section 9508.17 of the codification of Statements of Auditing Standards.  The current wording of the report remains unclear in terms of the auditor’s consideration of internal controls in performing the financial statement audit.

The Company has included a report by the independent Registered Public Accounting Firm that contains updated language to reflect the language provided in paragraph 88 of AU section 9508.17.

Financial Statements of Semper Flowers, Inc for the Period Ended December 31, 2007

7.           Please update the financial statements and pro forma financial statements in accordance with Rule 8-08 of Regulation S-X.

The Company has updated the financial statements in accordance with the applicable rules.

Statement of Cash Flows, page F-5

8.           Please revise the investing activities section of your statement of cash flows to reflect the acquisition of your subsidiary in exchange for a promissory note as a non-cash transaction. Please refer to paragraph 32 of SFAS 95.

The Company has updated the statement of cash flows for the period from October 7, 2007 (inception) through December 31, 2007 to reflect the transaction as a non-cash item in accordance with paragraph 32 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-6

Stock Warrant, page F-7

9.           We reviewed your revisions in response to comment 27 in our letter dated March 7, 2008. Please further revise your disclosure to clarify and explain in a reasonable amount of detail the conditions for exercise of the warrant, as your current disclosure that the warrant is exercisable if the  company undergoes a “change in control” does not seem consistent with the term of the warrant agreement. Indicate whether you view this contingent exercise feature to be substantive, or whether you expect the contingency to lapse in the near future, as it is unclear why the holder of the warrant would accept a contingently exercisable warrant in exchange for legal services already provided.  Please also revise your disclosure to clarify, if true that upon exercise of the warrant you will be required to issue 15% of the fully diluted shares of the company at the time the warrant is exercised and after giving effect to the exercise.

The Company advises the Staff that it has re-visited the warrant instrument and notes that exercise of the warrant was subject to the occurrence of a change of control that the warrants defines as follows:

“Change in Control is defined as the issuance of shares of Common Stock or Common Stock Equivalents representing 25% of the outstanding shares of Common Stock of the Company.  Such issuance may be one specific issuance or on several issuance commencing on the Original Issue Date through the Expiration Date.  “

The Company has concluded that such change in control was not likely to occur and, moreover, constitutes a contingent issuance of the warrants.  As a result, the Company believes that its original accounting treatment of the warrant as of December 31, 2007 was inappropriate.  Therefore the Company has updated its treatment of the warrant to include disclosure of the terms of the warrant as of December 31, 2007 without performing a valuation of the warrant as of that date.

In addition, please note that warrant was subsequently cancelled.  This disclosure has been added to the Company’s December 31, 2007 financial statements.

10.         Further to the preceding comment, and as previously requested in comment 27 in the warrant and the basis in GAAP for your accounting.  It would be helpful if you could explain to us exactly how you navigated the applicable authoritative guidance to arrive at the proper accounting. Based on your response letter, it appears you have concluded that market liability treatment is not required pursuant to SFAS 133 and EITF 00-19, yet we note that you recorded the warrant as a liability on your balance sheet.  Please be sure to address this apparent anomaly in your response.

Please see the Company’s response to Comment No. 9.

11.         Please reconcile the discrepancy between your disclosure in Note 2 that the warrant is exercisable for $1.00 in the aggregate and your disclosure in Note 4 that the warrant is exercisable for $1.00 per share.

The Company has revised the disclosure in footnote to reflect that the warrants were exercisable at $1.00 in the aggregate.

12.         Please disclose the method used to determine the fair value of the warrant.

Please see the Company’s response to Comment No. 9.

Note 6.  Purchase of Subsidiary, page F-11

13.         Please tell us why none of the purchase price was allocated to the acquired trade name mid non contractual customer relationships of the local florist. Refer to paragraphs A15 and A21 of SEAS 141. If, after further review of the applicable guidance, you determine to revise your purchase price allocation, please note that comment 36 in our letter dated March 7, 2008 is reissued as this will likely affect your pro forma results of operations.

The Company advises the Staff that its wholly owned operating subsidiary, Absolute Flowers, has no specific identity by way of a trademark or other readily identifiable service marks.  Absolute Flowers is a local retail florist that operates a single store with approximately 500 square feet of total space. The shop competes with other florists in the area that provide similar products and services.  Customer patronage is haphazard based on the shop’s offerings and competitive pricing. The Company does not maintain contracts with customers that would serve as cause for repetitive business, nor does it maintain a customer list that can be equated to a consistent revenue base.  Accordingly the Company feels that no intangible assets exist with the characteristics of sepera   bility as defined in SFAS 141.

14.         In this note, you disclose that the promissory notes issued in connection with the purchase business combination have no maturity date or mandatory repayment date. This disclosure is inconsistent with your disclosure on page 1 of the prospectus where you indicate that the note is due on July 28, 2008.  Please revise to address this discrepancy.

The Company has revised the disclosures throughout the Registration to indicate that the note has a maturity date of July 28, 2008.

Florist Statements of Absolute Florist, Inc for Fiscal Years Ended June 30, 2007 and June 30,2006 and the Interim Periods Ended October 31, 2007 and October 31, 2006, page F-14

General

15.         Please revise to comply with the applicable comments above.

The Company advises the Staff that it believes that the revised financial statements included in the Registration Statement comply with all applicable comments.

Pro Forma Combined Financial Statements, page F-21

16.        We note your revision in response to comment 35 in our latter dated March 7, 2008. Please further revise to also provide pro forma earnings per common share for the year ended June 30, 2007.

The Company has revised its disclosure to include pro forma earnings per share data for the period ended June 30, 2007

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman